FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

July 20, 2007

Item 3.	News Release

On July 20, 2007, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

On July 20, 2007, TAG announced that Paul Infuso has tendered his resignation as a director of the Company. In place of Mr. Infuso, the Company has appointed Mr. Pino Perone and Mr. Dan Brown as directors.

Item 5.	Full Description of Material Change

On July 20, 2007, TAG announced that Paul Infuso has tendered his resignation as a director of the Company. In place of Mr. Infuso, the Company has appointed Mr. Pino Perone and Mr. Dan Brown as directors.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 609-3350

Item 9.	Date of Report

July 20, 2007